

PRESS RELEASE

Crescent Point Announces 2019 Results and Reserves

March 5, 2020 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the year ended December 31, 2019.

KEY HIGHLIGHTS

- Successfully completed 2019 program on budget, demonstrating strong operational execution and capital discipline.
- Reduced net debt by approximately $1.25 billion in 2019, or $1.75 billion including closing of infrastructure sale in January 2020.
- Realized over $170 million of annual internal cost efficiencies across the organization, including continued improvement in operating expenses during fourth quarter.
- Increased Proved Developed Producing ("PDP") net asset value ("NAV") per share by over 20 percent from the prior year assuming flat US$55/bbl WTI.
- Reduced future asset retirement obligations ("ARO") by over $220 million in 2019 and continued to enhance environmental, social and governance ("ESG") practices, including the launch of its inaugural sustainability report.
- Repurchased approximately five percent of public float, or $135 million of shares, since initiating normal course issuer bid ("NCIB") in first quarter 2019, including approximately $125 million during 2019.
- Remain on track with 2020 guidance with a flexible budget that is fully funded at approximately US$46/bbl WTI.

“Our 2019 results highlight the Company’s focus on operating a high-return and sustainable portfolio of assets with a strong balance sheet,” said Craig Bryksa, President and CEO of Crescent Point. "2019 was the first full year of our team's new strategic direction and involved significant realignment in many parts of our business. We substantially reduced our debt and cost structure while also returning a meaningful amount of capital to shareholders.”

FINANCIAL HIGHLIGHTS

- For the year ended December 31, 2019, the Company's adjusted funds flow totaled $1.83 billion, or $3.34 per share diluted. In fourth quarter, adjusted funds flow totaled $418.4 million, or $0.78 per share diluted.
- For the year ended December 31, 2019, Crescent Point's capital expenditures on drilling and development, facilities and seismic totaled $1.25 billion, including $343.4 million spent during fourth quarter. Capital expenditures in 2019 were at the mid-point of the Company's annual guidance range.
- As at December 31, 2019, the Company's net debt was approximately $2.8 billion with unutilized credit capacity of approximately $2.2 billion. Subsequent to the quarter, Crescent Point closed its previously announced sale of certain gas infrastructure assets for $500 million, further reducing its net debt and enhancing its unutilized credit capacity to approximately $2.7 billion.
- As part of its risk management program to protect against commodity price volatility, the Company has currently hedged, on average, approximately 50 percent of its oil and liquids production, net of royalty interest, through 2020 at a weighted average price of over CDN$76/bbl. Crescent Point's oil hedges extend through to first quarter 2021 at attractive prices.
- For the year ended December 31, 2019, the Company incurred a net loss of $1.03 billion, including a non-cash asset impairment charge of $1.21 billion ($884.0 million after-tax) in fourth quarter 2019 primarily due to a decrease in the independent engineering price forecast. The impairment charge does not impact Crescent Point's adjusted funds flow or its credit capacity, and is reversible in future periods should there be any indicators that the value of the assets has increased.
- Crescent Point reduced its future ARO by over $220 million, or approximately 18 percent since year-end 2018, primarily driven by dispositions of its non-core assets and ongoing reclamation activities. The Company continues to allocate capital towards ARO activities on an annual basis as it remains committed to strong ESG practices.
- Since initiating the NCIB in first quarter 2019, the Company repurchased and canceled 26.2 million shares for total consideration of approximately $135 million, representing approximately five percent of its public float. The Toronto Stock Exchange has accepted Crescent Point's notice of the intention to renew the NCIB, which expired in first quarter 2020. Refer to the Company's press release issued on March 5, 2020 for further information.
- Subsequent to the quarter, Crescent Point declared a quarterly cash dividend of $0.01 per share payable on April 1, 2020.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

OPERATIONAL HIGHLIGHTS

- Annual average production in 2019 was 162,230 boe/d, which was at the mid-point of the Company's guidance range and was comprised of approximately 91 percent oil and liquids. Average production during fourth quarter was 145,191 boe/d, reflecting the impact of asset dispositions executed during the quarter.

- Crescent Point realized operating cost savings of approximately $70 million in 2019, excluding any impact from dispositions, demonstrating an increased focus on new workflow improvements and the continued adoption of digital technologies.

- The Company's key focus areas continued to generate free cash flow in 2019, with significant contribution from the Viewfield and Shaunavon resource plays. These areas are also benefiting from Crescent Point's continued advancement of its decline mitigation programs, which included approximately 200 injector conversions in 2019. In Flat Lake, Crescent Point enhanced risk-adjusted returns within its Torquay program through two-mile horizontal development and capital cost reductions of approximately 15 percent. The Company's North Dakota operations also generated strong results in 2019 driven by successful multi-well pad development and optimization of completion techniques.

RESERVES AND NET ASSET VALUE HIGHLIGHTS

"Our 2019 reserves reflect a transformational year that included significant dispositions and a disciplined capital expenditures program which focused on returns and free cash flow generation versus step-out and exploration drilling to add new booked locations," said Bryksa. "Excluding dispositions and revisions, our proved plus probable reserves additions more than replaced our annual production and resulted in a recycle ratio of approximately two times driven by a strong operating netback of approximately $34 per boe."

- The Company's Proved plus Probable ("2P") NAV was $16.82 per share at year-end 2019, based on independent engineering escalated pricing, or $10.57 per share based on a flat pricing assumption of US$55/bbl WTI, both excluding land and seismic.

- On a PDP basis, NAV per share increased by over 20 percent compared to the prior year based on flat US$55/bbl WTI, excluding land and seismic, or approximately 12 percent incorporating changes to the Canadian Oil and Gas Evaluation Handbook ("COGEH") adopted in 2019 pertaining to future ARO.

- Crescent Point achieved 2P reserves of 740.2 million boe ("MMboe") (91 percent oil and liquids), including a decrease of 177.5 MMboe associated with net dispositions. Total 2P reserves benefited from 54.2 MMboe of extensions and improved recovery, which were offset by 55.6 MMboe of technical revisions, primarily comprised of probable reserves revisions. The Company's 2P reserve life index ("RLI") is approximately 14.3 years.

- Crescent Point's Future Development Capital ("FDC") decreased by over $1.9 billion on a 2P basis, primarily driven by dispositions of its non-core assets which accounted for approximately $1.7 billion of the reduction.

- The Company's reserves evaluators continue to recognize reserves addition from Crescent Point's consistent waterflood program, marking the seventh consecutive addition with over 65 MMboe of cumulative additions since 2013.

Certain reserves metrics, including Finding and Development ("F&D") costs and recycle ratios, may not be meaningful or comparable year-over-year given significant changes executed in 2019, including non-core asset dispositions. Additional information on Crescent Point's 2019 reserves is provided in its Annual Information Form ("AIF") for the year-ended December 31, 2019.

Before Tax Net Asset Value Per Share, Fully Diluted, as at December 31, 2019 at Flat Pricing of US$55/bbl WTI

Reserves Category	NAV
Total Proved plus Probable (2P)	$10.57
Proved and Probable Developed Producing (P+PDP)	$6.15
Total Proved (1P)	$5.25
Proved Developed Producing (PDP)	$3.75
Land and Seismic	$1.33

(1)   NAV per share based on 533.4 million shares fully diluted and a 10% discount rate.
(2)   NAV does not include land and seismic and is less net debt of $2.77 billion as at December 31, 2019.
(3)   NAV per share includes approximately $0.45 per share of additional future ARO as recommended in COGEH's 2019 industry guidelines.

OUTLOOK

Crescent Point's successful execution in 2019 significantly enhanced its financial position and sustainability. The Company plans to build on this success in 2020 and will continue to focus on its key value drivers of disciplined capital allocation, cost efficiencies and balance sheet strength.

Throughout 2020, Crescent Point will continue to remain proactive in identifying new opportunities to realize additional cost efficiencies and further strengthen overall netbacks. This includes the continued adoption of digital technologies, further optimization of its drilling and completion techniques and rationalizing its asset portfolio, where appropriate. The Company also recently optimized its work space within its Calgary head office, reducing its annual office lease commitments starting in 2020.

Crescent Point's budget for 2020 is disciplined, returns-focused and flexible. Assuming the low-end of its capital expenditures guidance, the Company's program is fully funded at approximately US$46/bbl WTI and is still forecast to generate excess cash flow at current strip prices. Crescent Point will remain disciplined in its capital allocation and plans to continue prioritizing further net debt reduction and accretive share repurchases given the current discounted share price.

The Company remains on track with its 2020 budget, which remains unchanged, with annual average production of 140,000 to 144,000 boe/d and capital expenditures of $1.10 to $1.20 billion.

Summary of Reserves

The Company's reserves were independently evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") and Sproule Associates Limited ("Sproule") as at December 31, 2019 and were aggregated by GLJ. The reserves evaluation and reporting was conducted in accordance with the definitions, standards and procedures contained in the COGEH and National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities ("NI 51-101").

As at December 31, 2019 [1] [2] [3] [4]

Reserves Category	Tight Oil (Mbbls)		Light and Medium Oil (Mbbls)		Heavy Oil (Mbbls)		Natural Gas Liquids (Mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	137,803	126,638	71,484	63,986	24,175	20,066	42,785	38,906
Proved Developed Non-Producing	1,318	1,213	1,341	1,246	1,979	1,731	618	570
Proved Undeveloped	95,922	85,679	28,122	26,013	1,645	1,419	19,659	17,566
Total Proved	235,043	213,531	100,947	91,245	27,799	23,216	63,062	57,042
Total Probable	150,052	135,767	58,348	52,860	6,894	5,508	33,315	30,195
Total Proved plus Probable	385,094	349,298	159,295	144,104	34,693	28,724	96,377	87,237

Reserves Category	Shale Gas (MMcf)		Natural Gas (MMcf)		Total (Mboe)	
	Gross	Net	Gross	Net	Gross	Net
Proved Developed Producing	111,492	101,501	60,040	55,970	304,836	275,841
Proved Developed Non-Producing	1,219	1,062	1,297	1,073	5,675	5,116
Proved Undeveloped	66,614	59,038	10,750	9,743	158,242	142,141
Total Proved	179,325	161,601	72,086	66,787	468,753	423,098
Total Probable	103,163	93,005	33,640	31,003	271,409	244,998
Total Proved plus Probable	282,488	254,606	105,726	97,790	740,161	668,096

(1)   Based on Sproule's December 31, 2019, escalated price forecast.
(2)   "Gross Reserves" are the total Company's working-interest share before the deduction of any royalties and without including any royalty interest of the Company.
(3)   "Net Reserves" are the total Company's interest share after deducting royalties and including any royalty interest.
(4)   Numbers may not add due to rounding.

Summary of Before Tax Net Present Values

As at December 31, 2019 [1] [2]

Price Deck	Reserves Category	Gross Reserves (Mboe)	Before Tax Net Present Value ($ millions)			
			Discount Rate			
			0%	5%	10%	15%
Sproule Forecast	Proved Developed Producing	304,836	9,383	7,432	6,090	5,179
	Proved and Probable Developed Producing	413,219	14,353	10,078	7,782	6,395
	Total Proved	468,753	13,036	9,785	7,657	6,242
	Total Proved plus Probable	740,161	24,273	16,082	11,787	9,223
US$55.00/bbl WTI Flat	Proved Developed Producing	297,180	6,862	5,603	4,710	4,079
	Proved and Probable Developed Producing	403,451	10,061	7,484	5,989	5,034
	Total Proved	428,126	8,765	6,838	5,512	4,591
	Total Proved plus Probable	723,299	15,946	11,095	8,347	6,628

(1)   Sproule Forecast based on Sproule's December 31, 2019, escalated price forecast.
(2)   Numbers may not add due to rounding.

RESERVES RECONCILIATION

Gross Reserves [1] [2] [3] [4]

Factors	Tight Oil (Mbbls)			Light and Medium Oil (Mbbls)			Heavy Oil (Mbbls)		
	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
December 31, 2018	325,347	209,486	534,833	127,424	71,959	199,383	29,015	7,903	36,918
Extensions and Improved Recovery	23,679	15,023	38,702	3,743	2,045	5,788	133	10	143
Technical Revisions	(18,852)	(21,977)	(40,828)	(648)	(5,637)	(6,285)	670	(951)	(281)
Acquisitions	379	266	644	2,403	590	2,993	-	-	-
Dispositions	(60,061)	(51,101)	(111,162)	(18,884)	(9,986)	(28,871)	-	-	-
Economic Factors	(2,098)	(1,646)	(3,743)	(2,107)	(622)	(2,729)	(285)	(69)	(354)
Production	(33,352)	-	(33,352)	(10,984)	-	(10,984)	(1,733)	-	(1,733)
December 31, 2019	235,043	150,052	385,094	100,947	58,348	159,295	27,799	6,894	34,693

Factors	Natural Gas Liquids (Mbbls)			Shale Gas (MMcf)			Natural Gas (MMcf)		
	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
December 31, 2018	75,800	42,302	118,102	286,515	178,677	465,193	85,264	39,955	125,219
Extensions and Improved Recovery	3,398	1,968	5,366	14,707	9,734	24,440	572	442	1,014
Technical Revisions	(217)	(4,733)	(4,950)	(686)	(12,250)	(12,936)	(2,104)	(4,344)	(6,448)
Acquisitions	74	60	134	216	168	384	1	1	1
Dispositions	(7,656)	(5,699)	(13,355)	(94,570)	(71,813)	(166,383)	(546)	(1,032)	(1,578)
Economic Factors	(765)	(583)	(1,348)	(668)	(1,354)	(2,021)	(3,858)	(1,382)	(5,240)
Production	(7,573)	-	(7,573)	(26,188)	-	(26,188)	(7,243)	-	(7,243)
December 31, 2019	63,062	33,315	96,377	179,325	103,163	282,488	72,086	33,640	105,726

Factors	Total Oil Equivalent (Mboe)		
	Proved	Probable	Proved plus Probable
December 31, 2018	619,549	368,089	987,638
Extensions and Improved Recovery	33,500	20,742	54,242
Technical Revisions	(19,512)	(36,063)	(55,574)
Acquisitions	2,892	944	3,836
Dispositions	(102,454)	(78,927)	(181,381)
Economic Factors	(6,009)	(3,376)	(9,385)
Production	(59,214)	-	(59,214)
December 31, 2019	468,753	271,409	740,161

(1) Based on Sproule's December 31, 2019, escalated price forecast.
(2) "Gross Reserves" are the total Company's working-interest share before the deduction of any royalties and without including any royalty interest of the Company.
(3) Extensions and Improved Recovery includes Discoveries.
(4) Numbers may not add due to rounding.

Finding and Development Costs

The Company's F&D costs and recycle ratios may not be meaningful or comparable year-over-year given significant changes executed in 2019.

	2019 Totals	Change in FDC	Total
Capital ($ millions) [1]			
Total Proved plus Probable	1,268	(195)	1,073
Total Proved	1,268	(58)	1,209
Proved Developed Producing	1,268	(8)	1,260
Reserves Additions (Mboe) [2]			
Total Proved plus Probable	(10,718)	-	(10,718)
Total Proved	7,980	-	7,980
Proved Developed Producing	26,789	-	26,789

(1) The capital expenditures include the announced purchase price of corporate acquisitions rather than the amounts allocated to property, plant and equipment for accounting purposes. The capital expenditures also exclude capitalized administration costs and transaction costs.
(2) Gross Company interest reserves are used in this calculation (working interest reserves, before deduction of any royalties and without including any royalty interests of the Company).

	Excluding changes in FDC ($/boe, except recycle ratios)			Including changes in FDC ($/boe, except recycle ratios)		
	2019	2018	3 Years Ended Dec. 31, 2019 (Weighted Avg.)	2019	2018	3 Years Ended Dec. 31, 2019 (Weighted Avg.)
F&D Cost [1]						
Total Proved plus Probable	($118.27)	$19.20	$27.08	($100.09)	$24.64	$30.47
Total Proved	$158.85	$22.61	$27.95	$151.57	$26.18	$30.63
Proved Developed Producing	$47.32	$23.64	$25.10	$47.03	$22.94	$24.87
F&D Recycle Ratio [2]						
Total Proved plus Probable	(0.3)	1.9	1.2	(0.3)	1.4	1.1
Total Proved	0.2	1.6	1.2	0.2	1.4	1.1
Proved Developed Producing	0.7	1.5	1.3	0.7	1.5	1.3

(1) F&D is calculated by dividing the identified capital expenditures by the applicable reserves additions. F&D can include or exclude changes to future development capital costs.
(2) Recycle Ratio is calculated as operating netback before hedging divided by F&D costs. Based on a 2019 netback of $33.81 per boe, a 2018 netback of $35.52 per boe and a three-year weighted average netback of $32.90 per boe.

Future Development Capital

At year-end 2019, FDC for 2P reserves totaled $5.1 billion, compared to $7.0 billion at year-end 2018. The Company's FDC decreased by $1.9 billion, primarily driven by dispositions of its non-core assets which accounted for $1.7 billion of the reduction.

	Company Annual Capital Expenditures ($ millions)					
	Canada		U.S.		Total	
Year	Total Proved	Total Proved + Probable	Total Proved	Total Proved + Probable	Total Proved	Total Proved + Probable
2020	614	698	184	237	798	935
2021	621	841	287	339	907	1,180
2022	613	871	217	268	831	1,139
2023	398	781	157	185	555	966
2024	116	366	203	203	319	569
2025	5	70	-	-	5	70
2026	3	49	-	-	3	49
2027	2	60	-	-	2	60
2028	7	47	-	-	7	47
2029	3	59	-	-	3	59
2030	1	2	-	-	1	2
2031	1	2	-	-	1	2
Subtotal [1]	2,383	3,845	1,048	1,232	3,431	5,077
Remainder	10	17	-	-	10	17
Total [1]	2,393	3,862	1,048	1,232	3,441	5,094
10% Discounted	1,986	3,031	839	995	2,825	4,025

(1)   Numbers may not add due to rounding.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, March 5, 2020 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2020 GUIDANCE

The Company's guidance for 2020 is as follows:

Total annual average production (boe/d)	140,000 - 144,000
% Oil and NGLs	91%
Development capital expenditures ($ millions) (1)	$1,100 to $1,200
Drilling and development (%)	90%
Facilities and seismic (%)	10%

(1) Development capital expenditures excludes any potential net property and land acquisitions and approximately $32 million of capitalized G&A.

The Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2019, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(Cdn$ millions except per share and per boe amounts)	Three months ended December 31 2019	2018	Year ended December 31 2019	2018
Financial				
Cash flow from operating activities	396.5	359.1	1,742.9	1,748.0
Adjusted funds flow from operations [(1)]	418.4	337.3	1,825.4	1,741.2
Per share [(1)] [(2)]	0.78	0.61	3.34	3.16
Net income (loss)	(932.1)	(2,390.5)	(1,033.3)	(2,616.9)
Per share [(2)]	(1.73)	(4.35)	(1.89)	(4.77)
Adjusted net earnings (loss) from operations [(1)]	49.9	(16.3)	386.8	234.6
Per share [(1)] [(2)]	0.09	(0.03)	0.71	0.43
Dividends declared	5.4	49.4	22.0	198.5
Per share [(2)]	0.01	0.09	0.04	0.36
Net debt [(1)]	2,765.3	4,011.3	2,765.3	4,011.3
Net debt to adjusted funds flow from operations [(1)] [(3)]	1.5	2.3	1.5	2.3
Weighted average shares outstanding				
Basic	537.4	550.2	545.7	549.1
Diluted	538.7	550.2	546.0	550.2
Operating				
Average daily production				
Crude oil (bbls/d)	111,394	140,281	126,219	140,298
NGLs (bbls/d)	21,406	20,210	20,746	19,805
Natural gas (mcf/d)	74,347	106,236	91,592	108,376
Total (boe/d)	145,191	178,198	162,230	178,166
Average selling prices [(4)]				
Crude oil ($/bbl)	65.27	54.38	67.14	69.43
NGLs ($/bbl)	19.02	32.76	19.94	33.66
Natural gas ($/mcf)	3.35	2.95	2.75	2.25
Total ($/boe)	54.60	48.28	56.34	59.78
Netback ($/boe)				
Oil and gas sales	54.60	48.28	56.34	59.78
Royalties	(7.79)	(7.61)	(8.15)	(9.11)
Operating expenses	(11.24)	(12.86)	(12.29)	(13.13)
Transportation expenses	(2.12)	(2.06)	(2.09)	(2.02)
Operating netback [(1)]	33.45	25.75	33.81	35.52
Realized gain (loss) on derivatives	1.71	(1.34)	0.73	(4.00)
Other [(5)]	(3.84)	(3.84)	(3.72)	(4.75)
Adjusted funds flow from operations netback [(1)]	31.32	20.57	30.82	26.77
Capital Expenditures				
Capital dispositions, net [(6)]	(663.8)	(42.5)	(924.1)	(340.5)
Development capital expenditures				
Drilling and development	312.7	278.4	1,155.9	1,536.2
Facilities and seismic	30.7	23.9	96.2	200.4
Total	343.4	302.3	1,252.1	1,736.6
Land expenditures	5.2	4.9	15.5	33.2

(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "free cash flow", "excess cash flow", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	Three months ended December 31 2019	Three months ended December 31 2018 [1]	Year ended December 31 2019	Year ended December 31 2018 [1]
Cash flow from operating activities	396.5	359.1	1,742.9	1,748.0
Changes in non-cash working capital	6.6	(27.9)	47.5	(37.2)
Transaction costs	2.1	0.8	6.3	5.1
Decommissioning expenditures	13.2	5.3	28.7	25.3
Adjusted funds flow from operations	418.4	337.3	1,825.4	1,741.2

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the year ended December 31, 2019.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	Three months ended December 31 2019	Three months ended December 31 2018 [1]	Year ended December 31 2019	Year ended December 31 2018 [1]
Net income (loss)	(932.1)	(2,390.5)	(1,033.3)	(2,616.9)
Amortization of E&E undeveloped land	21.3	39.0	129.1	157.2
Impairment	1,216.5	3,690.7	1,466.4	3,705.9
Unrealized derivative (gains) losses	153.9	(737.9)	269.6	(439.4)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(52.5)	184.4	(207.7)	254.2
Unrealized loss on long-term investments	0.5	3.8	2.0	16.2
(Gain) loss on sale of long-term investments	—	1.0	—	(0.7)
Net (gain) loss on capital dispositions	(0.1)	28.3	199.2	129.1
Deferred tax relating to adjustments	(357.6)	(835.1)	(438.5)	(971.0)
Adjusted net earnings (loss) from operations	49.9	(16.3)	386.8	234.6

(1) On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the *Changes in Accounting Policies* section in the Company's MD&A for the year ended December 31, 2019.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	2019	2018
Long-term debt [(1)]	2,905.1	4,276.7
Accounts payable and accrued liabilities	479.4	549.4
Long-term compensation liability [(2)]	13.1	10.0
Cash	(56.9)	(15.3)
Accounts receivable	(295.9)	(322.6)
Prepaids and deposits	(6.9)	(4.6)
Long-term investments	(6.7)	(8.7)
Excludes:		
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(265.9)	(473.6)
Net debt	2,765.3	4,011.3

(1) Includes current portion of long-term debt.
(2) Includes current portion of long-term compensation liability.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback. Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: a focus on operating a high-return and sustainable portfolio of assets with a strong balance sheet; that an asset impairment charge is reversible in future periods; that the Company allocates capital toward ARO activities on an annual basis; dividends and payment dates; continued advancement of the Company's decline mitigation program; building on success in 2020 and continuing to focus on key value drivers of disciplined capital allocation, cost efficiencies and balance sheet strength; continuing to remain proactive in identifying new opportunities to realize additional cost efficiencies and further strengthen overall netbacks, and the techniques by which this is expected to be accomplished; the Company's budget for 2020 being disciplined, returns-focused and flexible; the capital program being fully funded at approximately US$46/bbl WTI and being forecast to generate excess cash flow at current strip prices; that the Company will remain disciplined in its capital allocation and plans to continue prioritizing further net debt reduction and accretive share repurchases; the Company's 2020 guidance including annual average production of 140,000 to 144,000 boe/d (and percentages of oil and NGLs) and capital expenditures of $1.10 to $1.20 billion (and its allocation); net asset values; and future development costs

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2019. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2019, which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "*Risk Factors*" and our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "*Risk Factors*" and "*Forward-Looking Information*". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "*Capital Expenditures*", "*Liquidity and Capital Resources*", "*Critical Accounting Estimates*", "*Risk Factors"*, "*Changes in Accounting Policies*" and "*Outlook*". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on indigenous lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; outbreaks and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

DEFINITIONS

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis.

Finding and development (F&D) costs are calculated by dividing the identified capital expenditures by the applicable reserves additions. F&D costs can include or exclude changes to future development capital costs.

Future development capital (FDC) reflects the independent evaluator's best estimate of the cost required to bring undeveloped proved and probable reserves on production. Changes in FDC can result from acquisition and disposition activities, development plans or changes in capital efficiencies due to inflation or reductions in service costs and/or improvements to drilling and completion methods.

Net asset value (NAV) or 2P NAV or PDP NAV is a snapshot in time as at year-end, and is based on the Company's reserves evaluated using the independent evaluators forecast for future prices, costs and foreign exchange rates. The Company's NAV is calculated on a before tax basis and is the sum of the present value of proved and probable reserves based on Sproule's December 31, 2019 escalated price forecast, the fair value for the Company's oil and gas hedges based on Sproule's December 31, 2019 escalated price forecast, less outstanding net debt. The NAV per share is calculated on a fully diluted basis. 1P NAV is calculated similarly to 2P NAV but is based solely on the present value of proved reserves. Developed Producing Reserve value is calculated similarly but excludes probable and proved reserves that are not producing.

N1 51-101 means "*National Instrument 51-101 - Standards for Disclosure for Oil and Gas Activities*".

Recycle Ratio is calculated as operating netback divided by F&D. Based on a 2019 netback (before hedging), of $33.81 per boe, a 2018 netback (before hedging) of $35.52 per boe and a three-year weighted average netback (before hedging) of $32.90 per boe.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are reserves estimated to have a high degree of certainty of recoverability. Probable reserves are less certain to be recoverable than proved reserves and possible reserves are less certain than probable reserves.

Reserves Life Index is calculated as proved plus probable reserves divided by production.

Reserves and Drilling Data

The reserves information contained in this press release has been prepared in accordance with NI 51-101. Complete NI 51-101 reserves disclosure will be included in our Annual Information Form for the year ended December 31, 2019, which will be filed on or before March 5, 2020.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netbacks", "F&D costs", "FDC", "NAV", "recycle ratio", "reserve life index", and "decline rate". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons.

F&D costs, including changes in FDC have been presented in this news release because they provide a useful measure of capital efficiency. F&D costs, including land, facility and seismic expenditures and excluding changes in FDC have also been presented in this news release because they provide a useful measure of capital efficiency.

Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company's performance over time.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information will be contained in the Company's Annual Information Form for the year ended December 31, 2019, which will be filed on SEDAR (accessible at www.sedar.com) and EDGAR (accessible at www.sec.gov/edgar.shtml) on or before March 5, 2020.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.